UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ARCELLX, INC.

(Name of Subject Company (Issuer))

RAVENS SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03940C100

(Cusip Number of Class of Securities)

Keeley Cain Wettan
Executive Vice President, General Counsel, Legal and Compliance
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404
650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ravens Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Arcellx, Inc., a Delaware corporation (“Arcellx” or the “Company”), at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of Arcellx’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Antitrust”:

“On April 13, 2026, the ACCC published its decision pursuant to section 51ABZE(1) of the CCA that the Transactions may be put into effect, subject to expiration of a 14-calendar day waiting period. Assuming that the ACCC’s determination remains unchallenged during this waiting period, the waiting period expires at 10:00 a.m., Eastern Time, on April 27, 2026, and the Transactions may be consummated any time from and after 10:01 a.m., Eastern Time, on that date. Additionally, the relevant review period for the Austrian competition authorities expired at midnight on April 13, 2026, local time. The FCA confirmed the expiration of the waiting period by letter on April 14, 2026. Accordingly, all regulatory approvals required under the Merger Agreement have been obtained, and the Regulatory Approvals Condition will be satisfied upon expiration of the review period pursuant to the CCA. Assuming satisfaction of the Minimum Tender Condition and the satisfaction or, if permitted by applicable law, waiver of the other conditions of the Offer described in Section 13 – “Conditions of the Offer”, Purchaser expects to consummate the Offer promptly following the Expiration Date (scheduled for 5:00 p.m., Eastern Time, on April 27, 2026, unless the Offer is extended pursuant to and in accordance with the Merger Agreement).

On April 17, 2026, Parent issued a press release announcing the receipt of all regulatory approvals, which is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On April 17, 2026, Parent announced an extension of the Expiration Date until 5:00 p.m., Eastern Time, on April 27, 2026, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on April 24, 2026. In case the Offer is extended again, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. The procedures regarding the extension of the Expiration Date are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

The Depositary has advised Parent and Purchaser that, as of 4:00 p.m., Eastern Time, on April 16, 2026, approximately 10,271,823 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 17.5% of the outstanding Shares as of such date and time.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(F) to the Schedule TO and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

All references to “5:00 p.m., Eastern Time, on April 24, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on April 27, 2026.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(F)	Press Release issued by Parent, dated April 17, 2026.

Index No.
(a)(1)(A)*	Offer to Purchase, dated as of March 6, 2026.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published March 6, 2026 in The New York Times.
(a)(5)(A)*	Joint Press Release of Parent and Arcellx, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(B)*	Email message from Parent to Parent investors, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(C)*	LinkedIn post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(D)*	X post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(E)**	Press Release issued by Parent, dated April 1, 2026.
(a)(5)(F)***	Press Release issued by Parent, dated April 17, 2026.
(b)	Not applicable.
(d)(1)*	Agreement and Plan of Merger, dated as of February 22, 2026, by and among Arcellx, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(2)*	Collaboration and License Agreement, dated December 8, 2022, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(3)*	Amendment No. 1 to Collaboration and License Agreement, dated November 15, 2023, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(4)*	Common Stock Purchase Agreement, dated December 8, 2022, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.23 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(5)*	Common Stock Purchase Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.19 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(6)*	Amended and Restated Standstill Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.20 of Arcellx’s Annual Report on Form 10-K filed with the SEC on February 28, 2024).
(d)(7)*	Form of Contingent Value Rights Agreement, by and among Parent, Arcellx and the Rights Agent (incorporated by reference to Annex III of Exhibit 10.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(8)*	Form of Tender and Support Agreement, by and among Parent, Purchaser and certain Stockholders of Arcellx (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(9)*	Confidentiality Agreement, dated as of February 18, 2026, by and between Parent and Arcellx.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Previously filed on March 6, 2026 as an exhibit to the Schedule TO.
**	Previously filed on April 1, 2026 as an exhibit to the Schedule TO.
***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2026

RAVENS SUB, INC.

By:	/s/ Keeley Cain Wettan
	Name:	Keeley Cain Wettan
	Title:	Vice President and Secretary

GILEAD SCIENCES, INC.

By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	Executive Vice President and Chief Financial Officer

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